EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Profit	$93	$73	$283	$208

Add:
Provision for income taxes	29	13	98	39

Profit before income taxes	$122	$86	$381	$247

Fixed charges:
Interest expense	$211	$228	$624	$696
Rentals at computed interest*	1	1	4	4

Total fixed charges	$212	$229	$628	$700

Profit before income taxes plus fixed charges	$334	$315	$1,009	$947

Ratio of profit before income taxes plus fixed charges to fixed charges	1.58	1.38	1.61	1.35

*Those portions of rent expense that are representative of interest cost.